15025981

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
APR 02 2015
REGISTRATIONS BRANCH
02

SEC FILE NUMBER
8- 526

*AB 4/8

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2014 (MM/DD/YY) AND ENDING 12/31/2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Goldman Sachs Execution & Clearing, L.P.

OFFICIAL USE ONLY
13-5515160
FIRM ID NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

200 West Street
(No. and Street)

New York (City) | New York (State) | 10282 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Thomas J. Favia | (212) 902-1710 (Area Code -Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name - if individual, state last, first, middle name)

300 Madison Avenue (Address) | New York (City) | New York (State) | 10017 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Persons who to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number

SEC 1410 (7-00)

AB 4/8

OATH OR AFFIRMATION

We, the undersigned, members of Goldman Sachs Execution and Clearing, L.P., swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the Company of Goldman Sachs Execution & Clearing, L.P., as of December 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer except as follows:

John Chartres

Signature

John Chartres

Name

Chief Financial Officer

Title

Subscribed and sworn before me;
This 27th day of February 2015

CVitucci

Notary Public

CARLA VITUCCI
Notary Public, State of New York
No. 01VI6313775
Qualified in Kings County
Commission Expires October 27, 2018

Goldman Sachs

GOLDMAN SACHS EXECUTION & CLEARING, L.P.

Statement of Financial Condition
and Supplemental Schedules pursuant to
Regulation 1.10 of the Commodity Futures
Trading Commission as of December 31, 2014

GOLDMAN SACHS EXECUTION & CLEARING, L.P.

Statement of Financial Condition
and Supplemental Schedules pursuant to
Regulation 1.10 of the Commodity Futures
Trading Commission as of December 31, 2014

This report* contains (check all applicable boxes):

- ☒ (a) Facing page
- ☒ (b) Statement of financial condition
- ☐ (c) Statement of earnings
- ☐ (d) Statement of changes in partners' capital
- ☐ (e) Statement of changes in subordinated borrowings
- ☐ (f) Statement of cash flows
- ☐ (g) Statement of comprehensive income
- ☐ (h) Computation of net capital pursuant to Rule 15c3-1
- ☐ (i) Computation for determination of reserve requirements pursuant to Rule 15c3-3
- ☐ (j) Information relating to the possession or control requirements under Rule 15c3-3
- ☐ (k) A reconciliation, including appropriate explanation, of the computation of net capital under Rule 15c3-1 and the computation for determination of the reserve requirements under exhibit A of Rule 15c3-3
- ☐ (l) A reconciliation between the audited and unaudited statements of financial condition with respect to methods of consolidation
- ☐ (m) An oath or affirmation
- ☐ (n) A copy of the Securities Investor Protection Corporation supplemental report (filed as a separate document)
- ☐ (o) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit
- ☒ (p) Statement of segregation requirements and funds in segregation for customers trading on U.S. commodity exchanges
- ☐ (q) Statement of segregation requirements and funds in segregation for customers' dealer options accounts
- ☒ (r) Statement of secured amounts and funds held in separate accounts pursuant to Commission Regulation 30.7
- ☐ (s) Computation of CFTC Minimum Nét Capital Requirement
- ☐ (t) Statement of cleared swaps customer segregation requirements and funds in cleared Swaps customer accounts under 4D(F) of the CEA

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GOLDMAN SACHS EXECUTION & CLEARING, L.P.
Statement of Financial Condition

INDEX

pwc

Report of Independent Registered Public Accounting Firm

To the Partners of Goldman Sachs Execution & Clearing, L.P.:

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Goldman Sachs Execution & Clearing, L.P. ("the Firm") at December 31, 2014 in conformity with accounting principles generally accepted in the United States of America. The statement of financial condition is the responsibility of the Firm's management. Our responsibility is to express an opinion on the statement of financial condition based on our audit. We conducted our audit of this statement in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

The Supplemental Financial Information Pursuant to Regulation 1.10 is supplemental information required by Regulation 1.10 under the Commodity Exchange Act. The supplemental information is the responsibility of the Firm's management. The supplemental information has been subjected to audit procedures performed in conjunction with the audit of the Firm's financial statements. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Regulation 1.10 under the Commodity Exchange Act. In our opinion, the Supplemental Financial Information Pursuant to Regulation 1.10 is fairly stated, in all material respects, in relation to the financial statements as a whole.

PricewaterhouseCoopers LLP

February 27, 2015

Statement of Financial Condition

$ in thousands	As of December 2014
Assets	
Cash and cash equivalents	$ 13,276
Cash and securities segregated for regulatory and other purposes (includes $913,618 at fair value)	2,212,631
Collateralized agreements:	
Securities purchased under agreements to resell, at fair value	1,729,760
Securities borrowed	7,213,428
Receivables:	
Brokers, dealers and clearing organizations	2,544,419
Customers and counterparties (includes $382,260 at fair value)	4,178,477
Financial instruments owned, at fair value (includes $280,077 pledged as collateral)	290,408
Other assets	92,362
Total assets	**$18,274,761**
Liabilities and partners' capital	
Collateralized financings:	
Securities sold under agreements to repurchase, at fair value	$ 485,727
Securities loaned	5,295,762
Payables:	
Brokers, dealers and clearing organizations	484,072
Customers and counterparties	8,513,448
Financial instruments sold, but not yet purchased, at fair value	239,685
Unsecured short-term borrowings	825,929
Other liabilities and accrued expenses	145,397
Subordinated borrowings	1,300,000
Total liabilities	17,290,020
Commitments, contingencies and guarantees	
Partners' capital	
Partners' capital	984,741
Total liabilities and partners' capital	**$18,274,761**

The accompanying notes are an integral part of this statement of financial condition.

Notes to Statement of Financial Condition

Note 1.

Description of Business

Goldman Sachs Execution & Clearing L.P. (the firm), a New York limited partnership, is a registered U.S. broker-dealer with the Securities and Exchange Commission (SEC), a member of the Financial Industry Regulatory Authority, a registered futures commission merchant with the Commodity Futures Trading Commission (CFTC) and the National Futures Association. The firm is an indirectly wholly-owned subsidiary of The Goldman Sachs Group, Inc. (Group Inc.), a Delaware corporation.

The firm executes and clears client transactions primarily with institutional clients such as corporations, financial institutions, investment funds and governments. The firm executes and clears client transactions on major stock, options and futures exchanges. The firm provides financing, and a wide range of brokerage services, to a substantial and diversified client base.

Note 2.

Basis of Presentation

This statement of financial condition is prepared in accordance with accounting principles generally accepted in the United States (U.S. GAAP) and includes the accounts of the firm.

All references to 2014 refer to the firm's year ended, or the date, as the context requires, December 31, 2014. Any reference to a future year refers to a year ending on December 31 of that year.

Note 3.

Significant Accounting Policies

The firm's significant accounting policies include when and how to measure the fair value of assets and liabilities. See Notes 5 through 7 for policies on fair value measurements. All other significant accounting policies are either discussed below or included in the following footnotes:

Financial Instruments Owned, at Fair Value and Financial Instruments Sold, But Not Yet Purchased, at Fair Value	Note 4
Fair Value Measurements	Note 5
Cash Instruments	Note 6
Fair Value Option	Note 7
Collateralized Agreements and Financings	Note 8
Other Assets	Note 9
Short-Term Borrowings	Note 10
Long-Term Borrowings	Note 11
Other Liabilities and Accrued Expenses	Note 12
Commitments, Contingencies and Guarantees	Note 13
Transactions with Related Parties	Note 14
Income Taxes	Note 15
Credit Concentrations	Note 16
Legal Proceedings	Note 17
Employee Benefit Plans	Note 18
Employee Incentive Plans	Note 19
Net Capital Requirements	Note 20
Subsequent Events	Note 21

Equity-Method Investments

When the firm does not have a controlling financial interest in an entity but can exert significant influence over the entity's operating and financial policies, the investment is accounted for either (i) under the equity method of accounting or (ii) at fair value by electing the fair value option available under U.S. GAAP. Significant influence generally exists when the firm owns 20% to 50% of common stock or in-substance common stock.

The firm applies the equity method of accounting to investments that are strategic in nature or closely related to the firm's principal business activities, when the firm has a significant degree of involvement in the cash flows or operations of the investee or when cost-benefit considerations are less significant. The firm holds one investment over which it exerts significant influence on the entity's operating and financial policies and accounts for that investment using the equity method of accounting.

Use of Estimates

Preparation of this statement of financial condition requires management to make certain estimates and assumptions, the most important of which relate to fair value measurements, and the provisions for losses that may arise from litigation, regulatory proceedings and tax audits. These estimates and assumptions are based on the best available information but actual results could be materially different.

Financial Assets and Financial Liabilities at Fair Value. Financial instruments owned, at fair value and Financial instruments sold, but not yet purchased, at fair value are recorded at fair value either under the fair value option or in accordance with other U.S. GAAP. In addition, the firm has elected to account for certain of its other financial assets and financial liabilities at fair value by electing the fair value option. The fair value of a financial instrument is the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Financial assets are marked to bid prices and financial liabilities are marked to offer prices. Fair value measurements do not include transaction costs. See Notes 5 through 7 for further information about fair value measurements.

Commissions and Fees. The firm earns Commissions and fees from executing and clearing client transactions on stock, options and futures markets. Commissions and fees are recognized on the day the trade is executed.

Cash and Cash Equivalents

The firm defines cash equivalents as highly liquid overnight deposits held in the ordinary course of business.

Receivables from Customers and Counterparties

Receivables from customers and counterparties generally relate to collateralized transactions. Such receivables are primarily comprised of customer margin loans. Certain of the firm's receivables from customers and counterparties are accounted for at fair value under the fair value option. See Note 7 for further information about receivables from customers and counterparties accounted for at fair value under the fair value option.

Receivables from customers and counterparties not accounted for at fair value are accounted for at amortized cost net of estimated uncollectible amounts, which generally approximates fair value. While these items are carried at amounts that approximate fair value, they are not accounted for at fair value under the fair value option or at fair value in accordance with other U.S. GAAP and therefore are not included in the firm's fair value hierarchy in Notes 5 and 7. Had these items been included in the firm's fair value hierarchy, substantially all would have been classified in level 2 as of December 2014.

Receivables from and Payables to Brokers, Dealers, and Clearing Organizations

Receivables from and payables to brokers, dealers and clearing organizations are accounted for at cost plus accrued interest, which generally approximates fair value. While these receivables and payables are carried at amounts that approximate fair value, they are not accounted for at fair value under the fair value option or at fair value in accordance with other U.S. GAAP and therefore are not included in the firm's fair value hierarchy in Notes 5 and 7. Had these receivables and payables been included in the firm's fair value hierarchy, substantially all would have been classified in level 2 as of December 2014.

Payables to Customers and Counterparties

Payables to customers and counterparties primarily consist of customer credit balances related to the firm's execution and clearing activities. Payables to customers and counterparties are accounted for at cost plus accrued interest, which generally approximates fair value. While these payables are carried at amounts that approximate fair value, they are not accounted for at fair value under the fair value option or at fair value in accordance with other U.S. GAAP and therefore are not included in the firm's fair value hierarchy in Notes 5 and 7. Had these payables been included in the firm's fair value hierarchy, substantially all would have been classified in level 2 as of December 2014.

Offsetting Assets and Liabilities

To reduce credit exposures on securities financing transactions, the firm may enter into master netting agreements or similar arrangements (collectively, netting agreements) with counterparties that permit it to offset receivables and payables with such counterparties. A netting agreement is a contract with a counterparty that permits net settlement of multiple transactions with that counterparty, including upon the exercise of termination rights by a non-defaulting party. Upon exercise of such termination rights, all transactions governed by the netting agreement are terminated and a net settlement amount is calculated. In order to assess enforceability of the firm's right of setoff under netting, the firm evaluates various factors including applicable bankruptcy laws, local statutes and regulatory provisions in the jurisdiction of the parties to the agreement.

In the statement of financial condition, resale and repurchase agreements, and securities borrowed and loaned, are not reported net of the related cash and securities received or posted as collateral. See Note 8 for further information about offsetting, collateral received and pledged, including rights to deliver or repledge collateral.

Foreign Currency Translation

Assets and liabilities denominated in non-U.S. currencies are translated at rates of exchange prevailing on the date of the statement of financial condition and revenues and expenses are translated at average rates of exchange for the period. Foreign currency remeasurement gains or losses on transactions in nonfunctional currencies are recognized in earnings.

Recent Accounting Developments

Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity. In April 2014, the FASB issued ASU No. 2014-08, "Presentation of Financial Statements (Topic 205) and Property, Plant, and Equipment (Topic 360) — Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity." ASU No. 2014-08 limits discontinued operations reporting to disposals of components of an entity that represent strategic shifts that have (or will have) a major effect on an entity's operations and financial results. The ASU requires expanded disclosures for discontinued operations and disposals of individually significant components of an entity that do not qualify for discontinued operations reporting. The ASU is effective for disposals and components classified as held for sale that occur within annual periods beginning on or after December 15, 2014, and interim periods within those years. Early adoption is permitted. The firm early adopted ASU No. 2014-08 in 2014 and adoption did not materially affect the firm's financial condition.

Revenue from Contracts with Customers (ASC 606). In May 2014, the FASB issued ASU No. 2014-09, "Revenue from Contracts with Customers (Topic 606)." ASU No. 2014-09 provides comprehensive guidance on the recognition of revenue from customers arising from the transfer of goods and services. The ASU also provides guidance on accounting for certain contract costs, and requires new disclosures. ASU No. 2014-09 is effective for annual reporting periods beginning after December 15, 2016, including interim periods within that reporting period. Early adoption is not permitted. The firm is still evaluating the effect of the ASU on its financial condition.

Repurchase-to-Maturity Transactions, Repurchase Financings, and Disclosures (ASC 860). In June 2014, the FASB issued ASU No. 2014-11, "Transfers and Servicing (Topic 860): Repurchase-to-Maturity Transactions, Repurchase Financings, and Disclosures." ASU No. 2014-11 changes the accounting for repurchase- and resale-to-maturity agreements by requiring that such agreements be recognized as financing arrangements, and requires that a transfer of a financial asset and a repurchase agreement entered into contemporaneously be accounted for separately. ASU No. 2014-11 also requires additional disclosures about certain transferred financial assets accounted for as sales and certain securities financing transactions. The accounting changes and additional disclosures about certain transferred financial assets accounted for as sales are effective for the first interim and annual reporting periods beginning after December 15, 2014. The additional disclosures for securities financing transactions are required for annual reporting periods beginning after December 15, 2014 and for interim reporting periods beginning after March 15, 2015. Early adoption is not permitted. Adoption of accounting changes in ASU No. 2014-11 on January 1, 2015 did not materially affect the firm's financial condition.

Note 4.

Financial Instruments Owned, at Fair Value and Financial Instruments Sold, But Not Yet Purchased, at Fair Value

Financial instruments owned, at fair value and financial instruments sold, but not yet purchased, at fair value are accounted for at fair value either under the fair value option or in accordance with other U.S. GAAP. See Note 7 for further information about other financial assets and financial liabilities accounted for at fair value under the fair value option. The table below presents the firm's financial instruments owned, at fair value, including those pledged as collateral, and financial instruments sold, but not yet purchased, at fair value.

	As of December 2014	
$ in thousands	Financial Instruments Owned	Financial Instruments Sold, But Not Yet Purchased
Equities	$275,956	$239,529
Derivatives[1]	14,429	138
Corporate debt securities	23	18
Total	**$290,408**	**$239,685**

[1] As of December 2014, all derivative assets and liabilities are exchange-traded and have been classified in level 2 of the firm's fair value hierarchy.

Note 5.

Fair Value Measurements

The fair value of a financial instrument is the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Financial assets are marked to bid prices and financial liabilities are marked to offer prices. Fair value measurements do not include transaction costs. The firm measures certain financial assets and financial liabilities as a portfolio (i.e., based on its net exposure to market and/or credit risks).

The best evidence of fair value is a quoted price in an active market. If quoted prices in active markets are not available, fair value is determined by reference to prices for similar instruments, quoted prices or recent transactions in less active markets, or internally developed models that primarily use market-based or independently sourced parameters as inputs including, but not limited to, interest rates, volatilities, equity or debt prices, foreign exchange rates, commodity prices, credit spreads and funding spreads (i.e., the spread, or difference, between the interest rate at which a borrower could finance a given financial instrument relative to a benchmark interest rate).

U.S. GAAP has a three-level fair value hierarchy for disclosure of fair value measurements. The fair value hierarchy prioritizes inputs to the valuation techniques used to measure fair value, giving the highest priority to level 1 inputs and the lowest priority to level 3 inputs. A financial instrument's level in the fair value hierarchy is based on the lowest level of input that is significant to its fair value measurement.

The fair value hierarchy is as follows:

Level 1. Inputs are unadjusted quoted prices in active markets to which the firm had access at the measurement date for identical, unrestricted assets or liabilities.

Level 2. Inputs to valuation techniques are observable, either directly or indirectly.

Level 3. One or more inputs to valuation techniques are significant and unobservable.

The fair values for substantially all of the firm's financial assets and financial liabilities are based on observable prices and inputs and are classified in levels 1 and 2 of the fair value hierarchy. Certain level 2 and level 3 financial assets and financial liabilities may require appropriate valuation adjustments that a market participant would require to arrive at fair value for factors such as counterparty and the firm's credit quality, funding risk, transfer restrictions, liquidity and bid/offer spreads. Valuation adjustments are generally based on market evidence.

See Note 6 and 7 for further information about fair value measurements of cash instruments and other financial assets and financial liabilities accounted for at fair value primarily under the fair value option, respectively.

The table below presents financial assets and financial liabilities accounted for at fair value under the fair value option or in accordance with other U.S. GAAP.

$ in thousands	As of December 2014
Total level 1 financial assets	$ 275,972
Total level 2 financial assets	3,040,067
Total level 3 financial assets	7
Total financial assets at fair value	$ 3,316,046
Total level 1 financial liabilities	$ 239,547
Total level 2 financial liabilities	485,865
Total financial liabilities at fair value	$ 725,412

Note 6.

Cash Instruments

Cash instruments are primarily comprised of equities. See below for cash instruments included in each level of the fair value hierarchy and the valuation techniques and significant inputs used to determine their fair values. See Note 5 for an overview of the firm's fair value measurement policies.

Level 1 Cash Instruments

Level 1 cash instruments primarily include actively traded listed equities. These instruments are valued using quoted prices for identical unrestricted instruments in active markets.

The firm defines active markets for equity instruments based on the average daily trading volume both in absolute terms and relative to the market capitalization for the instrument.

Level 2 Cash Instruments

Level 2 cash instruments include restricted or less liquid listed equities. Valuations of level 2 cash instruments can be verified to quoted prices, recent trading activity for identical or similar instruments, broker or dealer quotations or alternative pricing sources with reasonable levels of price transparency. Consideration is given to the nature of the quotations (e.g., indicative or firm) and the relationship of recent market activity to the prices provided from alternative pricing sources.

Valuation adjustments are typically made to level 2 cash instruments (i) if the cash instrument is subject to transfer restrictions and/or (ii) for other premiums and liquidity discounts that a market participant would require to arrive at fair value. Valuation adjustments are generally based on market evidence.

As of December 31, 2014, the firm had no level 2 cash instruments.

Level 3 Cash Instruments

Level 3 cash instruments have one or more significant valuation inputs that are not observable. Absent evidence to the contrary, level 3 cash instruments are initially valued at transaction price, which is considered to be the best initial estimate of fair value. Subsequently, the firm uses other methodologies to determine fair value, which vary based on the type of instrument. Valuation inputs and assumptions are changed when corroborated by substantive observable evidence, including values realized on sales of financial assets.

As of December 31, 2014, the firm did not have a material level 3 cash instruments balance.

Fair Value of Cash Instruments by Level

The tables below present, by level within the fair value hierarchy, cash instrument assets and liabilities, at fair value. Cash instrument assets and liabilities are included in "Financial instruments owned, at fair value" and "Financial instruments sold, but not yet purchased, at fair value," respectively.

	Cash Instrument Assets at Fair Value as of December 2014			
$ in thousands	Level 1	Level 2	Level 3	Total
Equities	$275,949	$–	$7	$275,956
Corporate debt securities	23	–	–	23
Total	**$275,972**	**$–**	**$7**	**$275,979**

	Cash Instrument Liabilities at Fair Value as of December 2014			
$ in thousands	Level 1	Level 2	Level 3	Total
Equities	$239,529	$–	$–	$239,529
Corporate debt securities	18	–	–	18
Total	**$239,547**	**$–**	**$–**	**$239,547**

Note 7.

Fair Value Option

Other Financial Assets and Financial Liabilities at Fair Value

In addition to all cash and derivative instruments included in "Financial instruments owned, at fair value" and "Financial instruments sold, but not yet purchased, at fair value," the firm accounts for certain of its other financial assets and financial liabilities at fair value primarily under the fair value option.

The primary reasons for electing the fair value option are to:

- Reflect economic events in earnings on a timely basis; and
- Mitigate volatility in earnings from using different measurement attributes

Other financial assets and financial liabilities accounted for at fair value under the fair value option include:

- Repurchase and resale agreements; and
- Certain receivables from customers and counterparties, consisting of certain margin loans.

These financial assets and financial liabilities at fair value are generally valued based on discounted cash flow techniques, which incorporate inputs with reasonable levels of price transparency, and are generally classified as level 2 because the inputs are observable. Valuation adjustments may be made for liquidity and for counterparty and the firm's credit quality.

Resale and Repurchase Agreements. The significant inputs to the valuation of resale and repurchase agreements are funding spreads, the amount and timing of expected future cash flows and interest rates. As of December 2014, there were no level 3 resale and repurchase agreements. See Note 8 for further information about collateralized agreements.

Receivables from Customers and Counterparties. Receivables from customers and counterparties at fair value are comprised of certain customer margin loans. The significant inputs to the valuation of such receivables are interest rates, the amount and timing of expected future cash flows and funding spreads. As of December 2014, there were no level 3 receivables from customers and counterparties.

Fair Value of Other Financial Assets and Financial Liabilities by Level

The tables below present, by level within the fair value hierarchy, other financial assets and financial liabilities accounted for at fair value primarily under the fair value option.

$ in thousands	Other Financial Assets at Fair Value as of December 2014			
	Level 1	Level 2	Level 3	Total
Securities segregated for regulatory and other purposes[1]	$–	$ 913,618	$–	$ 913,618
Securities purchased under agreements to resell	–	1,729,760	–	1,729,760
Receivables from customers and counterparties	–	382,260	–	382,260
Total	$–	$3,025,638	$–	$3,025,638

$ in thousands	Other Financial Liabilities at Fair Value as of December 2014			
	Level 1	Level 2	Level 3	Total
Securities sold under agreements to repurchase	$–	$ 485,727	$–	$ 485,727
Total	$–	$ 485,727	$–	$ 485,727

1 Represents securities segregated for regulatory and other purposes accounted for at fair value under the fair value option, which consist of resale agreements with Goldman, Sachs & Co. (GS&Co.).

Note 8.

Collateralized Agreements and Financings

Collateralized agreements are securities purchased under agreements to resell (resale agreements) and securities borrowed. Collateralized financings are securities sold under agreements to repurchase (repurchase agreements) and securities loaned. The firm enters into these transactions in order to, among other things, facilitate client activities, invest excess cash, acquire securities to cover short positions and finance certain firm activities.

Collateralized agreements and financings are presented on a net-by-counterparty basis when a legal right of setoff exists. Interest on collateralized agreements and collateralized financings is recognized over the life of the transaction.

The table below presents the carrying value of resale and repurchase agreements and securities borrowed and loaned transactions.

$ in thousands	As of December 2014
Securities purchased under agreements to resell[1]	$ 1,729,760
Securities borrowed	7,213,428
Securities sold under agreements to repurchase[1]	485,727
Securities loaned	5,295,762

1 Resale and repurchase agreements are carried at fair value under the fair value option. See Note 7 for further information about the valuation techniques and significant inputs used to determine fair value.

Resale and Repurchase Agreements

A resale agreement is a transaction in which the firm purchases financial instruments from a seller, typically in exchange for cash, and simultaneously enters into an agreement to resell the same or substantially the same financial instruments to the seller at a stated price plus accrued interest at a future date.

A repurchase agreement is a transaction in which the firm sells financial instruments to a buyer, typically in exchange for cash, and simultaneously enters into an agreement to repurchase the same or substantially the same financial instruments from the buyer at a stated price plus accrued interest at a future date.

The financial instruments purchased or sold in resale and repurchase agreements typically include U.S. government and federal agency obligations.

The firm receives financial instruments purchased under resale agreements, makes delivery of financial instruments sold under repurchase agreements, monitors the market value of these financial instruments on a daily basis, and delivers or obtains additional collateral due to changes in the market value of the financial instruments, as appropriate. For resale agreements, the firm typically requires collateral with a fair value approximately equal to the carrying value of the relevant assets in the statement of financial condition.

Even though repurchase and resale agreements involve the legal transfer of ownership of financial instruments, they are accounted for as financing arrangements because they require the financial instruments to be repurchased or resold at the maturity of the agreement. However, "repos-to-maturity" are accounted for as sales. A repo-to-maturity is a transaction in which the firm transfers a security under an agreement to repurchase the security where the maturity date of the repurchase agreement matches the maturity date of the underlying security. Therefore, the firm effectively no longer has a repurchase obligation and has relinquished control over the underlying security and, accordingly, accounts for the transaction as a sale. See Note 3 for information about changes to the accounting for repos-to-maturity which became effective in January 2015. The firm had no repos-to-maturity outstanding as of December 2014.

The firm enters into all of its resale and repurchase agreements with GS&Co.

Securities Borrowed and Loaned Transactions

In a securities borrowed transaction, the firm borrows securities from a counterparty in exchange for cash. When the firm returns the securities, the counterparty returns the cash. Interest is generally paid periodically over the life of the transaction. Interest as affected by rebates on securities borrowed transactions is recognized as interest income on an accrual basis.

In a securities loaned transaction, the firm lends securities to a counterparty in exchange for cash. When the counterparty returns the securities, the firm returns the cash posted as collateral. Interest is generally paid periodically over the life of the transaction. Interest as affected by rebates for securities loaned transactions is recognized as interest expense on an accrual basis.

The firm receives securities borrowed, makes delivery of securities loaned, monitors the market value of these securities on a daily basis, and delivers or obtains additional collateral due to changes in the market value of the securities, as appropriate. For securities borrowed transactions, the firm typically requires collateral with a fair value approximately equal to the carrying value of the securities borrowed transaction.

Securities borrowed and loaned are recorded based on the amount of cash collateral advanced or received plus accrued interest. As these arrangements generally can be terminated on demand, they exhibit little, if any, sensitivity to changes in interest rates. Therefore, the carrying value of such arrangements approximates fair value.

While these arrangements are carried at amounts that approximate fair value, they are not accounted for at fair value under the fair value option or at fair value in accordance with other U.S. GAAP and therefore are not included in the firm's fair value hierarchy in Notes 5 and 7. Had these arrangements been included in the firm's fair value hierarchy, they would have been classified in level 2 as of December 2014.

The firm enters into substantially all of its securities borrowed and loaned transactions with GS&Co.

Offsetting Arrangements

The table below presents the gross and net resale and repurchase agreements and securities borrowed and loaned transactions, and the related amount of netting with the same counterparty under enforceable netting agreements (i.e., counterparty netting) included in the statement of financial condition. All of the gross carrying values of these arrangements are subject to enforceable netting agreements. The table below also presents the amounts not offset in the statement of financial condition including counterparty netting that does not meet the criteria for netting under U.S. GAAP and the fair value of cash or securities collateral received or posted subject to enforceable credit support agreements. Where the firm has received or posted collateral under credit support agreements, but has not yet determined such agreements are enforceable, the related collateral has not been netted in the table below.

	As of December 2014			
	Assets		Liabilities	
$ in thousands	Resale Agreements	Securities Borrowed	Repurchase Agreements	Securities Loaned
Amounts included in the statement of financial condition				
Gross carrying value	$ 2,643,378	$ 7,213,428	$ 485,727	$ 5,295,762
Counterparty netting	–	–	–	–
Total	2,643,378[1]	7,213,428	485,727	5,295,762
Amounts not offset in the statement of financial condition				
Counterparty netting	(485,727)	(4,188,656)	(485,727)	(4,188,656)
Collateral	(2,157,651)	(2,903,462)	–	(1,073,952)
Total	$ –	$ 121,310	$ –	$ 33,154

1. As of December 2014, the firm had $913.6 million of securities received under resale agreements that were segregated to satisfy regulatory requirements. These securities are included in "Cash and securities segregated for regulatory and other purposes."

Collateral Received and Pledged

The firm receives cash and securities (e.g., U.S. government and federal agency, other sovereign and corporate obligations, as well as equities and convertible debentures) as collateral, primarily in connection with resale agreements, securities borrowed and customer margin loans. The firm obtains cash as collateral on an upfront basis for collateralized agreements to reduce its credit exposure to individual counterparties.

In many cases, the firm is permitted to deliver or repledge these financial instruments received as collateral when entering into repurchase agreements and securities lending agreements, primarily in connection with secured client financing activities. The firm is also permitted to deliver or repledge these financial instruments in connection with other secured financings and meeting firm or customer settlement requirements.

The firm also pledges certain financial instruments owned, at fair value in connection with repurchase agreements and securities lending agreements to counterparties who may or may not have the right to deliver or repledge them.

The table below presents financial instruments at fair value received as collateral that were available to be delivered or repledged and were delivered or repledged by the firm.

$ in thousands	As of December 2014
Collateral available to be delivered or repledged[1]	$34,142,567
Collateral that was delivered or repledged	29,490,420

1 As of December 2014**Error! Unknown switch argument.**, amounts exclude $913.6 million of securities received under resale agreements that contractually had the right to be delivered or repledged, but were segregated to satisfy certain regulatory requirements.

The table below presents information about assets pledged.

$ in thousands	As of December 2014
Financial instruments owned, at fair value pledged to counterparties that:	
Had the right to deliver or repledge	$ 280,077
Did not have the right to deliver or repledge	–

Note 9.

Other Assets

Other assets are generally less liquid, non-financial assets and equity method investments. The table below presents other assets by type.

$ in thousands	As of December 2014
Property, leasehold improvements and equipment	$ 8,403
Identifiable intangible assets	9,090
Equity method investments	61,997
Miscellaneous receivables and other	12,872
Total	**$92,362**

Property, Leasehold Improvements and Equipment

Property, leasehold improvements and equipment in the table above are used in connection with the firm's operations. Property and equipment are depreciated on a straight-line basis over the useful life of the asset. Leasehold improvements are amortized on a straight-line basis over the useful life of the improvement or the term of the lease, whichever is shorter.

Identifiable Intangible Assets

The firm's identifiable intangible assets are considered to have finite useful lives and are amortized over their estimated useful lives.

Impairments

The firm tests property, leasehold improvements and equipment, identifiable intangible assets and other assets for impairment whenever events or changes in circumstances suggest that an asset's or asset group's carrying value may not be fully recoverable. To the extent the carrying value of an asset exceeds the projected undiscounted cash flows expected to result from the use and eventual disposal of the asset or asset group, the firm determines the asset is impaired and records an impairment equal to the difference between the estimated fair value and the carrying value of the asset or asset group. In addition, the firm will recognize an impairment prior to the sale of an asset if the carrying value of the asset exceeds its estimated fair value.

Note 10.

Short-Term Borrowings

The firm obtains unsecured short-term borrowings primarily from Group Inc. As of December 2014, these borrowings were $825.9 million. Unsecured short-term borrowings are accounted for at cost plus accrued interest which generally approximates fair value due to the short-term nature of the obligations. While these unsecured short-term borrowings are carried at amounts that approximate fair value, they are not accounted for at fair value under the fair value option or at fair value in accordance with other U.S. GAAP and therefore are not included in the firm's fair value hierarchy in Notes 5 and 7. Had these borrowings been included in the firm's fair value hierarchy, all would have been classified in level 2 as of December 2014.

Note 11.

Long-Term Borrowings

As of December 2014, the firm had outstanding subordinated borrowings of $1.30 billion from Group Inc., which mature in 2016.

Amounts borrowed under these subordinated loan agreements bear interest at a rate of LIBOR plus 0.75% per annum. The carrying value of these borrowings approximates fair value. While these subordinated loan agreements are carried at amounts that approximate fair value, they are not accounted for at fair value under the fair value option or at fair value in accordance with other U.S. GAAP and therefore are not included in the firm's fair value hierarchy in Notes 5 and 7. Had these borrowings been included in the firm's fair value hierarchy, all would have been classified in level 2 as of December 2014.

The subordinated borrowings from Group Inc. are available in computing net capital under the SEC's uniform net capital rule. To the extent that such borrowings are required for the firm's continued compliance with minimum net capital requirements, they may not be repaid.

Note 12.

Other Liabilities and Accrued Expenses

The table below presents other liabilities and accrued expenses by type.

$ in thousands	As of December 2014
Compensation and benefits	$ 16,002
Income tax-related liabilities[1]	31,024
Brokerage and clearance payable	43,318
Accrued expenses and other	55,053
Total	**$145,397**

[1] See Note 15 for further information about income taxes.

Note 13.

Commitments, Contingencies and Guarantees

Commitments

Leases. The firm has contractual obligations under long-term noncancelable lease agreements, principally for office space, expiring on various dates through 2018. Certain agreements are subject to periodic escalation provisions for increases in real estate taxes and other charges. The table below presents future minimum rental payments, net of minimum sublease rentals.

$ in thousands	As of December 2014
2015	$ 3,365
2016	3,671
2017	3,715
2018	6,742
2019 - thereafter	–
Total	**$17,493**

Contingencies

Legal Proceedings. See Note 17 for information about legal proceedings arising in connection with the conduct of the firm's businesses.

Guarantees

Indemnities and Guarantees of Service Providers. In the ordinary course of business, the firm indemnifies and guarantees certain service providers, such as clearing and custody agents, trustees and administrators, against specified potential losses in connection with their acting as an agent of, or providing services to, the firm or its affiliates.

The firm may also be liable to some clients, or other parties, for losses arising from its custodial role or caused by acts or omissions of third-party service providers, including sub-custodians and third-party brokers. In certain cases, the firm has the right to seek indemnification from these third-party service providers for certain relevant losses incurred by the firm. In addition, the firm is a member of payment, clearing and settlement networks as well as securities exchanges around the world that may require the firm to meet the obligations of such networks and exchanges in the event of member defaults and other loss scenarios.

In connection with execution and clearing businesses, the firm agrees to clear and settle on behalf of its clients the transactions entered into by them with other brokerage firms. The firm's obligations in respect of such transactions are secured by the assets in the client's account as well as any proceeds received from the transactions cleared and settled by the firm on behalf of the client.

The firm is unable to develop an estimate of the maximum payout under these guarantees and indemnifications. However, management believes that it is unlikely the firm will have to make any material payments under these arrangements, and no material liabilities related to these guarantees and indemnifications have been recognized in the statement of financial condition as of December 2014.

Note 14.

Transactions with Related Parties

The firm enters into transactions with Group Inc. and affiliates in the normal course of business. Amounts payable to, and receivable from, such affiliates are reflected in the statement of financial condition as of December 31, 2014, as set forth below:

$ in thousands	As of December 2014
Assets	
Collateralized agreements:	
Securities purchased under agreements to resell, at fair value	$ 1,729,760
Securities borrowed	7,213,428
Receivables:	
Brokers, dealers and clearing organizations	853,076
Customers and counterparties	80,172
Other assets	96
Liabilities	
Collateralized agreements:	
Securities sold under agreements to repurchase, at fair value	$ 485,727
Securities loaned	5,295,762
Payables:	
Brokers, dealers and clearing organizations	3,866
Customers and counterparties	414,519
Unsecured short-term borrowings	825,353
Other liabilities and accrued expenses	16,162
Subordinated borrowings	1,300,000

Note 15.

Income Taxes

Provision for Income Taxes

The firm is taxed as a corporation for U.S. federal income tax purposes. As a corporation for tax purposes, the firm is subject to U.S. federal and various state and local income taxes on its earnings.

The firm is included with Group Inc. and subsidiaries in the consolidated corporate federal tax return as well as consolidated combined state and local tax returns. The firm computes its tax liability on a modified separate company basis and settles such liability with Group Inc. pursuant to the tax sharing agreement. To the extent the firm generates tax benefits from losses, it will be reimbursed by Group Inc. pursuant to the tax sharing agreement.

The firm's state and local tax liabilities are allocated to reflect its share of the consolidated combined state and local income tax liability.

Income taxes are provided for using the asset and liability method under which deferred tax assets and liabilities are recognized for temporary differences between the financial reporting and tax bases of assets and liabilities.

Deferred Income Taxes

Deferred income taxes reflect the net tax effects of temporary differences between the financial reporting and tax bases of assets and liabilities. These temporary differences result in taxable or deductible amounts in future years and are measured using the tax rates and laws that will be in effect when such differences are expected to reverse. Valuation allowances are established to reduce deferred tax assets to the amount that more likely than not will be realized and primarily relate to the ability to utilize losses in various tax jurisdictions. As of December 2014, the firm did not record a valuation allowance to reduce deferred tax assets. Tax assets and liabilities are presented as a component of "Other assets" and "Other liabilities and accrued expenses," respectively.

The table below presents the significant components of deferred tax assets and liabilities.

$ in thousands	As of December 2014
Deferred tax assets	
Compensation and benefits	$ 6,126
Depreciation and amortization	4,429
Occupancy-related	58
Total deferred tax assets	**$10,613**
Deferred tax liabilities	
Unrealized gains	$25,311
Other	11
Total deferred tax liabilities	**$25,322**

Unrecognized Tax Benefits

The firm recognizes tax positions in the statement of financial condition only when it is more likely than not that the position will be sustained on examination by the relevant taxing authority based on the technical merits of the position. A position that meets this standard is measured at the largest amount of benefit that will more likely than not be realized on settlement. A liability is established for differences between positions taken in a tax return and amounts recognized in the statement of financial condition. As of December 2014, the firm did not record a liability related to accounting for uncertainty in income taxes.

Regulatory Tax Examinations

The firm is subject to examination by the U.S. Internal Revenue Service (IRS) and other taxing authorities in jurisdictions where the firm has significant business operations such as New York State and City. The tax years under examination vary by jurisdiction.

The U.S. Federal examinations of fiscal 2008 through calendar 2010 were finalized, but the settlement is subject to review by the Joint Committee of Taxation. The examinations of 2011 and 2012 began in 2013. New York State and City examinations of fiscal 2004 through 2006 were finalized during 2014. The examinations of fiscal 2007 through 2010 began in 2013. All years including and subsequent to 2007 for New York State and City and for all other significant states in which the firm files returns remain open to examination by the taxing authorities.

In January 2013, Group, Inc. was accepted into the Compliance Assurance Process program by the IRS. This program allows Group, Inc. to work with the IRS to identify and resolve potential U.S. federal tax issues before the filing of tax returns. The 2013 tax year is the first year that was examined under the program, and remains subject to post-filing review. Group, Inc. was also accepted into the program for the 2014 and 2015 tax years.

Note 16.

Credit Concentrations

Credit concentrations may arise from client facilitation and collateralized transactions and may be impacted by changes in economic, industry or political factors. The firm seeks to mitigate credit risk by actively monitoring exposures and obtaining collateral from counterparties as deemed appropriate.

While the firm's activities expose it to many different industries and counterparties, the firm routinely executes a high volume of transactions with investment funds, commercial banks, brokers and dealers, clearing houses and exchanges, which results in significant credit concentrations.

In the ordinary course of business, the firm may also be subject to a concentration of credit risk to a particular counterparty, borrower or issuer, including sovereign issuers, or to a particular clearing house or exchange. As of December 2014, the firm did not have credit exposure to any external counterparty that exceeded 5% of total assets.

To reduce credit exposures, the firm may enter into agreements with counterparties that permit the firm to offset receivables and payables with such counterparties and/or enable the firm to obtain collateral on an upfront or contingent basis. Collateral obtained by the firm related to resale agreements transactions is primarily U.S. government and federal agency obligations. See Note 8 for further information about collateralized agreements and financings.

The table below presents U.S. government and federal agency obligations that collateralize resale agreements (including those in "Cash and securities segregated for regulatory and other purposes"). Because the firm's primary credit exposure on such transactions is to the counterparty to the transaction, the firm would be exposed to the collateral issuer only in the event of counterparty default.

$ in thousands	As of December 2014
U.S. government and federal agency obligations	$2,643,378

Note 17.

Legal Proceedings

The firm is involved in a number of judicial, regulatory and arbitration proceedings concerning matters arising in connection with the conduct of the firm's businesses. Many of these proceedings are in early stages, and many of these cases seek an indeterminate amount of damages.

With respect to material proceedings, management is generally unable to estimate a range of reasonably possible loss for matters, including where (i) actual or potential plaintiffs have not claimed an amount of money damages, except in those instances where management can otherwise determine an appropriate amount, (ii) matters are in early stages, (iii) matters relate to regulatory investigations or reviews, except in those instances where management can otherwise determine an appropriate amount, (iv) there is uncertainty as to the likelihood of a class being certified or the ultimate size of the class, (v) there is uncertainty as to the outcome of pending appeals or motions, (vi) there are significant factual issues to be resolved, and/or (vii) there are novel legal issues presented.

Management does not believe, based on currently available information, that the outcomes of any matters will have a material adverse effect on the firm's financial condition, though the outcomes could be material to the firm's operating results for any particular period, depending, in part, upon the operating results for such period.

Note 18.

Employee Benefit Plans

The firm's employees participate in various Group Inc. sponsored pension plans and certain other postretirement benefit plans, primarily healthcare and life insurance. Group Inc. also provides certain benefits to former or inactive employees prior to retirement. The cost of these plans are allocated to the firm by Group Inc.

Defined Benefit Pension Plans and Postretirement Plans

Group Inc. maintains a defined benefit pension plan for substantially all U.S. employees hired prior to November 1, 2003. As of November 2004, this plan was closed to new participants and frozen such that existing participants would not accrue any additional benefits. In addition, Group Inc. maintains unfunded postretirement benefit plans that provide medical and life insurance for eligible retirees and their dependents covered under these programs. These plans do not have a material impact on the firm's results of operations.

Defined Contribution Plans

The firm contributes to Group Inc.'s employer-sponsored U.S. defined contribution plan.

Note 19.

Employee Incentive Plans

The cost of employee services received in exchange for share-based award is generally measured based on the grant-date fair value of the award. Shared-based awards that do not require future service (i.e., vested awards, including awards granted to retirement-eligible employees) are expensed immediately. Shared-based awards that require future service are amortized over the relevant service period. Expected forfeitures are included in determining share-based employee compensation expense. GSEC pays cash dividend equivalents on outstanding RSUs.

Stock Incentive Plan

Group Inc. sponsors a stock incentive plan, The Goldman Sachs Amended and Restated Stock Incentive Plan (2013) (2013 SIP), which provides for grants of restricted stock units (RSUs), restricted stock, dividend equivalent rights, incentive stock options, nonqualified stock options, stock appreciation rights, and other share-based awards, each of which may be subject to performance conditions. On May 23, 2013, shareholders approved the 2013 SIP. The 2013 SIP replaces the Amended and Restated Stock Incentive Plan (SIP) previously in effect, and applies to awards granted on or after the date of approval.

Restricted Stock Units

Group Inc. grants RSUs to employees under the 2013 SIP, which are valued based on the closing price of the underlying shares on the date of grant after taking into account a liquidity discount for any applicable post-vesting transfer restrictions. RSUs generally vest and underlying shares of common stock deliver as outlined in the applicable RSU agreements. Employee RSU agreements generally provide that vesting is accelerated in certain circumstances, such as on retirement, death, disability and conflicted employment. The subsequent amortization of the cost of these RSUs is allocated to the firm by Group Inc. Delivery of the underlying shares of common stock is conditioned on the grantees satisfying certain vesting and other requirements outlined in the award agreements.

Stock Options

Stock options generally vest as outlined in the applicable stock option agreement. No options have been granted since 2008. In general, options expire on the tenth anniversary of the grant date, although they may be subject to earlier termination or cancellation under certain circumstances in accordance with the terms of the applicable stock option agreement and the SIP in effect at the time of grant.

Note 20.

Net Capital Requirements

The firm is a registered U.S. broker-dealer and futures commission merchant subject to Rule 15c3-1 of the SEC and Rule 1.17 of the CFTC, which specify uniform minimum net capital requirements, as defined, for their registrants, and also effectively require that a significant part of the registrants' assets be kept in relatively liquid form. The firm has elected to compute its minimum capital requirements in accordance with the "Alternative Net Capital Requirement" as permitted by Rule 15c3-1. As of December 2014, the firm had regulatory net capital, as defined by Rule 15c3-1, of $1.67 billion, which exceeded the amount required by $1.53 billion.

Note 21.

Subsequent Events

Management has evaluated whether any events or transactions occurred subsequent to the date of the statement of financial condition and through February 27, 2015, and determined that there were no material events or transactions that would require recognition or disclosure in this statement of financial condition.

Supplemental Financial Information Pursuant to Regulation 1.10

STATEMENT OF SEGREGATION REQUIREMENTS AND FUNDS IN SEGREGATION FOR CUSTOMERS TRADING ON U.S. COMMODITY EXCHANGES

As of December 31, 2014
(in thousands)

SEGREGATION REQUIREMENTS (Section 4d(2) of the CEAct)		
1. Net ledger balance:		
A. Cash		$1,061,938
B. Securities (at market)		–
2. Net unrealized profit (loss) in open futures contracts traded on a contract market		106,742
3. Exchange traded options		
A. Add market value of open option contracts purchased on a contract market		13,929,332
B. Deduct market value of open option contracts granted (sold) on a contract market		(14,448,557)
4. Net equity (deficit) (add lines 1, 2 and 3)		649,455
5. Accounts liquidating to a deficit and accounts with debit balances – gross amount	6,227	
Less: Amount offset by customer owned securities	–	6,227
6. Amount required to be segregated (add lines 4 and 5)		$ 655,682
FUNDS IN SEGREGATED ACCOUNTS		
7. Deposited in segregated funds bank accounts		
A. Cash		436,711
B. Securities representing investments of customers' funds (at market)		–
C. Securities held for particular customers or option customers in lieu of cash (at market)		–
8. Margins on deposit with derivatives clearing organizations of contract markets		
A. Cash		270,204
B. Securities representing investments of customers' funds (at market)		–
C. Securities held for particular customers or option customers in lieu of cash (at market)		–

Supplemental Financial Information Pursuant to Regulation 1.10

STATEMENT OF SEGREGATION REQUIREMENTS AND FUNDS IN SEGREGATION FOR CUSTOMERS TRADING ON U.S. COMMODITY EXCHANGES (Continued)

As of December 31, 2014
(in thousands)

FUNDS IN SEGREGATED ACCOUNTS (continued)	
9. Net settlement from (to) derivatives clearing organizations of contract markets	537,794
10. Exchange traded options	
A. Value of open long option contracts	13,307,699
B. Value of open short option contracts	(13,205,953)
11. Net equities with other FCMs	
A. Net liquidating equity	15,488
B. Securities representing investments of customers' funds (at market)	-
C. Securities held for particular customers or option customers in lieu of cash (at market)	-
12. Segregated funds on hand	-
13. Total amount in segregation (add lines 7 through 12)	1,361,943
14. Excess (deficiency) funds in segregation (subtract line 6 from line 13)	$ 706,261
15. Management Target Amount for Excess funds in segregation	$ 540,000
16. Excess (deficiency) funds in segregation over (under) Management Target Amount Excess	$ 166,261

There are no material differences between the computations shown in the supplemental schedules as presented in this report and the corresponding computations prepared by GSEC in its December 31, 2014, unaudited Part II FOCUS Report, as amended and filed on February 24, 2015. A Material Difference for this purpose is calculated using the definition contained in CFTC Regulation 1.17.

Supplemental Financial Information Pursuant to Regulation 1.10

STATEMENT OF SEGREGATION REQUIREMENTS AND FUNDS IN SEGREGATION FOR CUSTOMERS' DEALER OPTIONS ACCOUNTS

STATEMENT IS NOT APPLICABLE

Supplemental Financial Information Pursuant to Regulation 1.10

STATEMENT OF SECURED AMOUNTS AND FUNDS HELD IN SEPARATE ACCOUNTS PURSUANT TO COMMISSION REGULATION 30.7

As of December 31, 2014

(in thousands)

FOREIGN FUTURES AND FOREIGN OPTIONS SECURED AMOUNTS		
Amount required to be set aside pursuant to law, rule or regulation of a foreign government or a rule of a self-regulatory organization authorized thereunder		$ -
1. Net ledger balance - Foreign Futures and Foreign Option Trading - All Customers		
A. Cash		$24,123
B. Securities (at market)		-
2. Net unrealized profit (loss) in open futures contracts traded on a foreign board of trade		(2,667)
3. Exchange traded options		
A. Market value of open option contracts purchased on a foreign board of trade		123
B. Market value of open contracts granted (sold) on a foreign board of trade		-
4. Net equity (deficit) (add lines 1. 2. and 3.)		21,579
5. Accounts liquidating to a deficit and accounts with debit balances		
debit balances – gross amount	$2	
Less: amount offset by customer owned securities	-	2
6. Amount required to be set aside as the secured amount – Net Liquidating Equity Method (add lines 4 and 5)		$21,581
7. Greater of amount required to be set aside pursuant to foreign jurisdiction (above) or line 6.		$21,581

There are no material differences between the computations shown in the supplemental schedules as presented in this report and the corresponding computations prepared by GSEC in its December 31, 2014, unaudited Part II FOCUS Report, as amended and filed on February 24, 2015. A Material Difference for this purpose is calculated using the definition contained in CFTC Regulation 1.17.

Supplemental Financial Information Pursuant to Regulation 1.10

STATEMENT OF SECURED AMOUNTS AND FUNDS HELD IN SEPARATE ACCOUNTS PURSUANT TO COMMISSION REGULATION 30.7

As of December 31, 2014
(in thousands)

FUNDS DEPOSITED IN SEPARATE REGULATION 30.7 ACCOUNTS		
1. Cash in banks:		
A. Banks located in the United States	$62,301	
B. Other banks designated by the Commission	–	$62,301
2. Securities:		
A. In safekeeping with banks located in the United States	$ –	
B. In safekeeping with other banks designated by the Commission	–	–
3. Equities with registered futures commission merchants:		
A. Cash	$10,341	
B. Securities	–	
C. Unrealized gain (loss) on open future contracts	(2,667)	
D. Value of long option contracts	123	
E. Value of short option contracts	–	7,797
4. Amounts held by clearing organizations of foreign boards of trade:		
A. Cash	$ –	
B. Securities	–	
C. Amount due to (from) clearing organization - daily variation	–	
D. Value of long option contracts	–	
E. Value of short option contracts	–	–
5. Amounts held by members of foreign boards of trade:		
A. Cash	$ –	
B. Securities	–	
C. Unrealized gain (loss) on open futures contracts	–	
D. Value of long option contracts	–	
E. Value of short option contracts	–	–

Supplemental Financial Information Pursuant to Regulation 1.10

STATEMENT OF SECURED AMOUNTS AND FUNDS HELD IN SEPARATE ACCOUNTS FOR FOREIGN FUTURES AND FOREIGN OPTIONS CUSTOMERS PURSUANT TO COMMISSION REGULATION 30.7 (Continued)

As of December 31, 2014

(in thousands)

FUNDS DEPOSITED IN SEPARATE REGULATION 30.7 ACCOUNTS (continued)	
6. Amounts with other depositories designated by a foreign board of trade	–
7. Segregated funds on hand	–
8. Total funds in separate section 30.7 accounts	$70,098
9. Excess (deficiency) set Aside Funds for Secured Amount (subtract Line 7 Secured Statement page T10-3 from Line 8)	$48,517
10. Management Target Amount for Excess funds in separate section 30.7 accounts	$40,000
11. Excess (deficiency) funds in separate 30.7 accounts over (under) Management Target	$ 8,517

There are no material differences between the computations shown in the supplemental schedules as presented in this report and the corresponding computations prepared by GSEC in its December 31, 2014, unaudited Part II FOCUS Report, as amended and filed on February 24, 2015. A Material Difference for this purpose is calculated using the definition contained in CFTC Regulation 1.17.

Supplemental Financial Information Pursuant to Regulation 1.10

STATEMENT OF CLEARED SWAPS CUSTOMER SEGREGATION REQUIREMENTS AND FUNDS IN CLEARED SWAPS CUSTOMER ACCOUNTS UNDER 4D(F) OF THE CEA

STATEMENT IS NOT APPLICABLE